United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated April 23, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: April 23, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 23, 2003	New York Stock Exchange: MSK Bolsa Mexicana de Valores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2003
(PESOS AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF MARCH 31, 2003)
OVERVIEW

During 1Q03, GIMSA raised corn flour prices, while sales volume remained flat compared to 1Q02. To avoid a negative effect on sales volume, the company raised corn flour prices at the beginning of the year to reflect only partially the rise in corn costs. Toward the end of March, however, GIMSA was able to implement additional price increases without affecting sales volume. This strategy is expected to enable the company to restore its margins in the near future.
By reducing administrative expenses, GIMSA has been able to focus resources on strengthening its commercial strategy and improving customer service without increasing operating expenses.

RESULTS OF OPERATIONS

1Q03 vs. 1Q02

Net Sales
Sales volume was flat as result of

  A 3% increase in one-kilogram consumer retail package sales (GIMSA's new commercial structure enables it to negotiate more directly with employees in charge of purchasing at DICONSA, the Mexican government's social welfare and distribution program), offset by

  A 1% decline in bulk corn flour sales resulting from a sharp rise in the price of tortillas throughout the industry, which affected tortilla consumption.

Net sales increased 1%, reflecting higher corn flour prices in connection with higher cost of corn.

Cost of Sales
Cost of sales increased 6% in absolute terms and, as a percentage of net sales, increased to 76.6% from 72.4%. Eighty percent of the increase was driven by higher corn costs and 20% by higher fuel and electricity costs.

Gross profit
Gross profit was 15% lower due to the aforementioned increase in costs. Gross margins declined to 23.4% from 27.6%.

Selling, General, and Administrative Expenses (SG&A)
SG&A was flat in absolute terms and, as a percentage of net sales, decreased to 18.6% from 18.7% because GIMSA raised corn flour prices. GIMSA lowered administrative expenses by 7% as part of its program to redirect resources to strengthen its commercialization and customer service infrastructure. These measures are all part of the company's new commercial strategy to facilitate resumption in volume growth.

Operating Income
Operating income declined 46%, and operating margin dropped to 4.8% from 8.9% due to the higher corn costs mentioned above, which were not fully reflected in the price of corn flour during most of 1Q03.

Net Comprehensive Financing Cost

Items	1Q03	1Q02	Change	Comments
	Ps millions	Ps millions	Ps millions
Interest expense	1	6	(5)	Lower interest rates and lower debt
Interest income	(19)	(14)	(5)	Higher outstanding cash balances
Foreign exchange loss (gain)	0	0	0	Peso devaluation in 4Q02
Monetary position loss (gain)	19	15	4	Higher net monetary asset position due mainly to higher cash balances
Total	1	7	(6)

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were Ps 71 million higher, totaling Ps 17 million. In 1Q02, GIMSA recorded extraordinary income of Ps 54 million in connection with lower deferred taxes, which resulted from the changes in the statutory income tax rate from 35% to 32% beginning in 2003 and continuing through 2005. The effective tax rate was 32.0%.

Majority Net Income
Majority net income was 76% lower, resulting primarily from the aforementioned extraordinary tax income in 1Q02 and the increased cost of corn in 1Q03. Majority net income as a percentage of net sales decreased to 2.9% from 12.4%.

FINANCIAL POSITION

March 2003 vs. December 2002

On March 31, 2003, total assets were Ps 7,013 million, 1% lower than on December 31, 2002, due to lower cash balances in connection with reduced trade accounts payable related to corn procurement. In addition, property, plant, and equipment declined because depreciation exceeded capital expenditures.

Total liabilities on March 31, 2003, were Ps 1,368 million, 9% lower, due mostly to lower trade accounts payable in connection with payments related to the build-up of corn inventories made during the winter crop season.

Stockholders' equity on March 31, 2003, was Ps 5,645 million, representing a 1% increase.

FINANCIAL RATIO

Operational Ratios

	1Q03	4Q02	1Q02
Accounts receivable outstanding (days to sales)	54	54	55
Inventory turnover (days to cost of sales)	101	109	78
Net working capital turnover (days to sales)	131	121	104
Asset turnover (total assets to sales)	1.5	1.5	1.4

Profitability Ratios

	1Q03%	4Q02%	1Q02%
ROA	4.0	5.6	6.7
ROE	4.9	7.0	8.4
ROIC	4.6	5.1	5.6

CONFERENCE CALL
The company will hold a conference call to discuss 1Q03 results on April 24, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the U.S. or Canada please call (800) 360-9865; international or local callers dial (973) 694-6836. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 290101. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be achieved on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2002, the company's market share was approximately 73% within the corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of March 31, 2003, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF MARCH 31, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD MARCH		
INCOME STATEMENT SUMMARY	**1Q03**	1Q02	VAR (%)	4Q02	VAR (%)	**2003**	2002	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**340**	340	(0)	356	(5)	**340**	340	(0)
RETAIL	**50**	49	3	53	(6)	**50**	49	3
BULK	**290**	291	(0)	303	(4)	**290**	291	(0)
NET SALES	**1,206**	1,198	1	1,220	(1)	**1,206**	1,198	1
GROSS PROFIT	**282**	331	(15)	379	(26)	**282**	331	(15)
GROSS MARGIN (%)	**23.4%**	27.6%		31.1%		**23.4%**	27.6%	
OPERATING INCOME	**58**	107	(46)	140	(58)	**58**	107	(46)
OPERATING MARGIN (%)	**4.8%**	8.9%		11.4%		**4.8%**	8.9%	
COMPREHENSIVE FINANCING COST (INCOME)	**2**	8		7		**2**	8	
INTEREST EXPENSE	**1**	6		2		**1**	6	
INTEREST INCOME	**(19)**	(14)		(27)		**(19)**	(14)	
FOREIGN EXCHANGE LOSS (GAIN)	**0**	(0)		3		**0**	(0)	
MONETARY POSITION LOSS (GAIN)	**19**	15		29		**19**	15	
OTHER (INCOME) EXPENSE	**2**	3		5		**2**	3	
TAXES AND EMPLOYEES' PROFIT SHARING	**17**	(54)	132	9	101	**17**	(54)	132
NET INCOME	**37**	150	(75)	62	(41)	**37**	150	(75)
MAJORITY NET INCOME	**35**	148	(76)	50	(29)	**35**	148	(76)
EARNINGS PER SHARE[1]	**0.04**	0.16	(76)	0.05	(29)	**0.04**	0.16	(76)
EARNINGS PER ADR (US$)[2]	**0.05**	0.22	(76)	0.08	(29)	**0.05**	0.22	(76)
DEPRECIATION AND AMORTIZATION	**65**	66		65		**65**	66	
EBITDA[3]	**124**	173	(29)	204	(39)	**124**	173	(29)
CAPITAL EXPENDITURES	**11**	26		(3)		**11**	26	

BALANCE SHEET SUMMARY	**Mar-03**	Mar-02	VAR (%)	Dec-02	VAR (%)	**Mar-03**	Mar-02	VAR (%)
CASH AND CASH EQUIVALENTS	**112**	296	(62)	57	95	**112**	296	(62)
TRADE ACCOUNTS RECEIVABLE	**726**	737	(1)	737	(1)	**726**	737	(1)
OTHER ACCOUNTS RECEIVABLE	**839**	548	53	951	(12)	**839**	548	53
INVENTORIES	**1,041**	748	39	1,018	2	**1,041**	748	39
CURRENT ASSETS	**2,723**	2,337	17	2,766	(2)	**2,723**	2,337	17
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,931**	4,130	(5)	3,988	(1)	**3,931**	4,130	(5)
TOTAL ASSETS	**7,013**	6,858	2	7,114	(1)	**7,013**	6,858	2
SHORT-TERM DEBT	**0**	0	0	0	0	**0**	0	0
CURRENT LIABILITIES	**339**	359	(5)	459	(26)	**339**	359	(5)
LONG-TERM DEBT	**0**	0	0	0	0	**0**	0	0
TOTAL LIABILITIES	**1,368**	1,324	3	1,500	(9)	**1,368**	1,324	3
STOCKHOLDERS' EQUITY	**5,645**	5,533	2	5,615	1	**5,645**	5,533	2
MAJORITY STOCKHOLDERS' EQUITY	**5,319**	5,221	2	5,285	1	**5,319**	5,221	2
CURRENT ASSETS/CURRENT LIABILITIES	**8.02**	6.51		6.03		**8.02**	6.51	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.24**	0.24		0.27		**0.24**	0.24	
BOOK VALUE PER SHARE[1]	**5.79**	5.68		5.75		**5.79**	5.68	

[1] Based on 918,405,000 shares outstanding as of March 2003, March 2002, and December 2002.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.79 per dollar as of March 31, 2003.

[3] EBITDA = Operating income + Depreciation and amortization.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS			53,374	-	-	99,524	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**53,374**	**0**	**0**	**99,524**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			186,591	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**186,591**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**239,965**	**0**	**0**	**99,524**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	339,749	923,286	339,817	1,205,514	75	MASECA	SUPER MARKET
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		923,286		1,205,514			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
-	-	-	-	-	-
-	-	-	-	-	-
NO APPLICABLE	-	-			
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		-			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S